April 8, 2026

Re:	Oruka Therapeutics, Inc. Acceleration Request for Registration Statement on Form S-3 Registration File No. 333-294852

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tyler Howes

Dear Mr. Howes,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-294852) (the “Registration Statement”) of Oruka Therapeutics, Inc. We respectfully request that the Registration Statement be declared effective as of 4:00 P.M. Eastern Time on April 10, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004 or Beth LeBow at (650) 752-2079.

Thank you for your assistance in this matter.

Very truly yours,

Oruka Therapeutics, Inc.

By:	/s/ Paul Quinlan
	Name:	Paul Quinlan
	Title:	General Counsel and Corporate Secretary